HEAD N.V.

INTERIM REPORT

For the Period Ended

September 30, 2007

HEAD N.V.

INTERIM REPORT

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1.	FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheet as of September 30, 2007 and Audited Condensed Consolidated Balance Sheet as of December 31, 2006

Unaudited Condensed Consolidated Income Statement for the three and nine months ended September 30, 2007 and 2006

Unaudited Condensed Consolidated Statement of Changes in Equity for the nine months ended September 30, 2007 and 2006

Unaudited Condensed Consolidated Cash Flow Statement for the nine months ended September 30, 2007 and 2006

Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.	MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

•	competitive pressures and our ability to respond quickly to changes in consumer preferences;
•	changes in the tastes of the sporting public;
•	adverse weather;
•	our ability to introduce innovative products;
•	general economic conditions;
•	our ability to realize the cost savings we expect to achieve from our cost reduction program;
•	shifts in currency exchange rates;
•	the performance of third party suppliers;
•	adequate protection of patents and trademarks;
•	product liability exposure;
•	raw material and energy prices; and
•	environmental and regulatory matters.

Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

PRESENTATION OF INFORMATION

We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union (“IFRS as adopted”).

HEAD N.V. AND SUBSIDIARIES

ITEM 1. FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET

		September 30,	December 31,
	Note	2007	2006
		(unaudited)
		(in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net	7	€58,548	€61,821
Intangible assets		10,902	11,739
Goodwill		2,993	3,142
Available-for-sale financial assets		631	1,971
Deferred income tax assets	10	63,367	59,552
Trade receivables		976	2,082
Other non-current assets		3,402	3,625
Total non-current assets		140,819	143,932
Current assets
Inventories, net	3	97,361	64,996
Trade and other receivables		115,263	149,541
Prepaid expense		2,329	2,635
Available-for-sale financial assets		14,769	17,828
Cash and cash equivalents		25,323	43,628
Total current assets		255,046	278,628
Total assets		€395,865	€422,560
EQUITY:
Share capital: €0.01 and €0.20 par value; 39,820,677 shares issued	5	€398	€7,964
Other reserves.	5	111,489	115,838
Treasury shares	5	(7,119)	(12,307)
Retained earnings		39,957	51,853
Fair Value and other reserves including
cumulative translation adjustments (CTA)		(10,693)	(7,462)
Total equity		134,032	155,888
LIABILITIES:
Non-current liabilities
Long-term debt		131,826	133,835
Retirement benefit obligations		15,412	15,744
Other long-term liabilities		15,466	15,094
Total non-current liabilities		162,704	164,673
Current liabilities
Trade and other payables		61,672	67,144
Borrowings		24,588	22,010
Income taxes		1,877	1,094
Provisions	8	10,992	11,751
Total current liabilities		99,129	101,999
Total liabilities		261,833	266,672
Total liabilities and shareholders’ equity		€395,865	€422,560

The accompanying notes are an integral part of the consolidated financial statements

F-4

HEAD N.V. AND SUBSIDIARIES

ITEM 1. FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the Three Months ended September 30,		For the Nine Months ended September 30,
	Note	2007	2006	2007	2006
			Restated		Restated
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands, except share data)		(in thousands, except share data)

Total net revenues	6	€92,805	€111,946	€211,769	€243,485
Cost of sales		56,454	66,498	128,099	145,303
Gross profit		36,350	45,448	83,671	98,182
Selling and marketing expense		22,371	22,784	67,984	67,421
General and administrative expense		7,377	7,234	21,965	22,012
Share-based compensation expense (income)		(1,704)	(1,066)	339	226
Other operating income, net	7	(513)	(270)	(1,228)	(918)
Operating profit (loss)		8,819	16,767	(5,389)	9,441
Interest expense		(3,102)	(3,119)	(9,268)	(9,265)
Interest income		307	452	1,386	1,321
Other non-operating income (expense), net		345	185	(338)	102
Profit (loss) before income taxes		6,369	14,285	(13,609)	1,599
Income tax benefit (expense):
Current		(284)	(530)	(2,103)	(1,775)
Deferred	10	(1,949)	(2,706)	3,816	1,305
Income tax benefit (expense)		(2,233)	(3,236)	1,712	(469)
Profit (Loss) for the period		€4,136	€11,049	€(11,897)	€1,130

Earnings per share-basic
Profit (Loss) for the period		0.11	0.31	(0.33)	0.03
Earnings per share-diluted
Profit (Loss) for the period		0.11	0.30	(0.33)	0.03
Weighted average shares outstanding
Basic		36,307	36,220	36,267	36,220
Diluted		37,021	36,971	36,267	36,978

The accompanying notes are an integral part of the consolidated financial statements.

F-5

HEAD N.V. AND SUBSIDIARIES

ITEM 1. FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total
	Note	Attributable to equity holders of the Company						Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Stock	Earnings	CTA
		(unaudited)
		(in thousands, except share data)
Balance at January 1, 2006 (Restated)		36,219,902	€7,964	€125,247	€(12,307)	€47,438	€(1,884)	€166,459

Profit for the period		--	--	--	--	1,130	--	1,130
Increase in share capital		--	9,409	(9,409)	--	--	--	0
Decrease in share capital		--	(9,409)	9,409	--	--	--	0
Capital repayment		--	--	(9,409)	--	--	--	(9,409)
Changes in fair value and other reserves including CTA:
Unrealized gain on derivatives instruments
(net of tax of €72)	4	--	--	--	--	--	288	288
Reclassification adjustment for derivative
gains recorded in profit for the period
(net of tax of €71)	4	--	--	--	--	--	(284)	(284)
Foreign currency translation adjustment		--	--	--	--	--	(3,687)	(3,687)
Total recognized income and expense
for the period		--	--	--	--	--	--	(3,683)
Balance at September 30, 2006 (Restated)		36,219,902	€7,964	€115,838	€(12,307)	€48,568	€(5,567)	€154,497

Balance at January 1, 2007		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888

Loss for the period		--	--	--	--	(11,897)	--	(11,897)
Capital repayment	5	--	(7,566)	415	--	--	--	(7,151)
Sale of treasury shares	5	50,908	--	(147)	297	--	--	150
Exercise of options, equity based	5	838,622	--	(4,618)	4,891	--	--	273
Changes in fair value and other reserves including CTA:
Unrealized gain on derivatives instruments
(net of tax of €63)	4	--	--	--	--	--	203	203
Reclassification adjustment for derivative
gains recorded in loss for the period
(net of tax of €118)	4	--	--	--	--	--	(385)	(385)
Foreign currency translation adjustment		--	--	--	--	--	(3,049)	(3,049)
Total recognized income and expense
for the period		--	--	--	--	--	--	(3,231)
Balance at September 30, 2007		37,109,432	€398	€111,489	€(7,119)	€39,957	€(10,693)	€134,032

The accompanying notes are an integral part of the consolidated financial statements.

F-6

HEAD N.V. AND SUBSIDIARIES

ITEM 1. FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		For the Nine Months ended September 30,
	Note	2007	2006
			Restated
		(unaudited)	(unaudited)
		(in thousands)
OPERATING ACTIVITIES:
Profit (Loss) for the period		€(11,897)	€1,130
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization		10,023	10,561
Amortization and write-off of debt issuance cost
and bond discount		297	276
Provision (release) for leaving indemnity
and pension benefits		(315)	(570)
Restructuring costs	8	(103)	(1,216)
(Gain) loss on sale of property, plant and equipment.	7	(426)	18
Share-based compensation expense		66	226
Deferred Income		(647)	(650)
Interest expense		8,971	8,889
Interest income		(1,386)	(1,321)
Income tax expense		2,103	1,775
Deferred tax benefit.	10	(3,816)	(1,305)
Changes in operating assets and liabilities:
Accounts receivable		33,468	20,364
Inventories	3	(33,523)	(22,522)
Prepaid expense and other assets		116	(682)
Accounts payable, accrued expenses, other liabilities
and provisions		(1,460)	10,159
Interest paid		(11,360)	(11,483)
Income tax paid		(1,635)	(858)
Net cash provided by (used for) operating activities		(11,523)	12,789
INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(9,050)	(10,156)
Changes in intangible assets, net		--	(21)
Investments		104	200
Proceeds from sale of property, plant and equipment	7	2,053	43
Purchases of available-for-sale financial assets		(8,176)	(5,017)
Sale of available-for-sale financial assets		12,489	(132)
Interest received		1,356	891
Net cash used for investing activities		(1,224)	(14,192)
FINANCING ACTIVITIES:
Change in short-term borrowings, net		2,853	(1,611)
Proceeds from other long-term obligations		222	1,876
Payments on long-term debt		(1,924)	(1,237)
Sale of treasury shares	5	150	--
Exercise of equity-settled options	5	273	--
Capital repayment	5	(7,151)	(9,409)
Change in restricted cash		709	786
Net cash used for financing activities		(4,868)	(9,596)
Effect of exchange rate changes on cash and cash equivalents		19	(900)
Net decrease in cash and cash equivalents		(17,596)	(11,898)
Cash and cash equivalents at beginning of period		40,451	45,503
Cash and cash equivalents at end of period		€22,855	€33,604

The accompanying notes are an integral part of the consolidated financial statements.

F-7

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. (“Head” or the “Company”) is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company’s goods, especially Winter Sports goods are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

During the first nine months of any calendar year, the Company typically generates some 70% to 80% of its Racquet Sports and Diving product revenues, but some 50% of its Winter Sports revenue. Thus, the Company typically generates only some 65% of its total year gross profit in the first nine months of the year, but the Company incurs some 70% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.

Note 2 - General Principles and Explanations

Basis of Presentation

The condensed interim financial statements included herein have been prepared in accordance with IFRS (“International Financial Reporting Standards”) as adopted by the EU (“IFRS as adopted”) and they also comply with IFRS as published by the IASB. The condensed interim financial statements included herein are not audited. The accounting principles applied in these condensed interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2006. The condensed interim financial statements comply with IAS 34. The result of operations for the nine months period ended September 30, 2007 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

New financial reporting standards not yet adopted

The IASB issued further standards and amendments to standards and interpretations, which are mandatory for the financial year ending December 31, 2007.

The following standards had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were prepared.

–	IAS 1 (amended 2006), Presentation of Financial Statements - Capital Disclosures
–	IFRS 7, Financial Instruments – Disclosures
–	IFRIC 10, Interim Financial Reporting and Impairment

F-8

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

–	IFRIC 11, IFRS 2 Group and Treasury Share Transactions

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk and also including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS.

The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.

The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment, of IAS 1. The Company will apply IFRS 7 and amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company applied IFRIC 10 from January 1, 2007 but it had no impact on the Company’s accounts.

The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were prepared, had not yet been endorsed by the EU.

–	IFRS 8, Operating Segments
–	IFRIC 12, Service Concession Arrangements
–	IFRIC 13, Customer Loyalty Programmes
–	IFRIC 14, IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
–	IAS 23 (amended 2007), Borrowing Costs

IFRIC 13, Customer Loyalty Programmes (effective for annual periods beginning on or after July 1, 2008) addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points.

IFRIC 14, IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after January 1, 2008) provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. It also explains how the pension’s asset or liability may be affected when there is a statutory or contractual minimum funding requirement.

The amendment to IAS 23 removes the option of immediately recognizing borrowing costs as an expense that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

The Company will evaluate the effect of the first time adoption of the new standards and interpretations.

Restatement

The Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation plans should have been accounted for as cash-settled (liability awards) under IFRS 2, “Share-based Payment”.

F-9

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result of the matters described above, the Company has restated its September 30, 2006 interim financial statement (in thousands):

–	Decrease of other reserve balance at September 30, 2006 by €208
–	Decrease of retained earnings balance at September 30, 2006 by €5,050
–	Increase of other long-term liabilities balance at September 30, 2006 by €5,258
–	Decrease of share-based compensation expense for the period ended September 30, 2006 by €878
–	Increase of other operating income for the period ended September 30, 2007 by €326

As of September 30, 2006, the restatement had an impact of €5.3 million on the Company’s net assets as a result of additional other long-term liabilities. Additionally, the restatement had an impact on net income for the period ended September 30, 2006 of €1.2 million as a result of changes in fair value of the liabilities.

The following items in the consolidated income statement and the consolidated balance sheet have been restated as follows:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2006		2006
	(in thousands, except per share data)		(in thousands, except per share data)

	(Previously Reported)	(As Restated)	(Previously Reported)	(As Restated)
Consolidated Income Statement:
Share-based compensation expense (income)	€368	€(1,066)	€1,104	€226
Other operating income, net	(289)	(270)	(592)	(918)
Operating profit (loss)	15,351	16,767	8,236	9,441
Profit (loss) before income taxes	12,869	14,285	394	1,599
Profit (Loss) for the period	9,633	11,049	(75)	1,130
Earnings per share-basic
Profit (Loss) for the period	0.27	0.31	0.00	0.03
Earnings per share-diluted
Profit (Loss) for the period	0.26	0.30	0.00	0.03

	September 30,
	2006
	(in thousands)

	(Previously Reported)	(As Restated)

Consolidated Balance Sheet:
Other reserves	€116,046	€115,838
Retained earnings	53,618	48,568
Total equity	159,754	154,497
Other long-term liabilities	8,895	14,153
Total liabilities	264,255	269,513

In relation to the consolidated cash flow statement the restatement had not effect on the net cash provided by operating activities.

F-10

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Inventories

Inventories consist of the following (in thousands):

	September 30,	December 31,
	2007	2006
	(unaudited)
Raw materials and supplies	€16,821	€15,483
Work in process	8,249	7,783
Finished goods	84,892	55,176
Provisions	(12,601)	(13,447)
Total inventories, net	€97,361	€64,996

Note 4 - Financial Instruments

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of September 30, 2007 and December 31, 2006. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of September 30, 2007
	Contract amount	Carrying value	Fair value
		(in thousands)
Foreign exchange forward contracts	€16,755	€39,509	€39,509
Foreign exchange option contracts	€1,293	€65	€65

	As of December 30, 2007
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€11,047	€1	€1
Foreign exchange option contracts	€1,604	€6	€6

Note 5 – Shareholders’ Equity

Head Sports Holdings N.V. and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of September 30, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

In accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. The Stichting is a Dutch foundation which holds, votes, and receives dividends on certain of the Company’s ordinary shares. In conjunction with the Company’s option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets. Until September 30, 2007, the Stichting sold 50,908 treasury shares. In September 2007, the Company’s CEO exercised equity-settled stock options under the Plan 1998 and received 838,622 shares. The option price was $0.45 per share. As of September 30, 2007, the Stichting held 527,104 treasury shares.

F-11

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Company’s Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders which was paid in September 2007.

Note 6 - Segment Information

The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sales originated by geographic region based on the location of the Company’s subsidiaries:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Revenues from External Customers:
Austria	€39,946	€54,953	€77,312	€100,734
Italy	6,719	7,221	29,227	28,264
Other (Europe)	14,517	18,217	31,888	37,004
Asia	2,564	2,448	3,104	3,327
North America	29,059	29,108	70,239	74,156
Total Net Revenues	€92,805	€111,946	€211,769	€243,485

The result for the three and nine months ended September 30, 2007 and 2006 split by geographical areas are as follows:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2007	2006	2007	2006
		Restated		Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Income (Loss) for the Period:
Austria	€2,623	€13,869	€(4,725)	€14,512
Italy	(459)	(256)	1,989	1,281
Other (Europe)	10	335	(3,452)	(2,907)
Asia	(599)	(627)	(2,683)	(2,538)
North America	2,209	510	19	(2,577)
Corporate unallocated expenses	351	(2,782)	(3,044)	(6,641)
Profit (Loss) for the Period	€4,136	€11,049	€(11,897)	€1 ,130

Note 7 – Gain on Sale of Property

In March 2007, the Company sold a warehouse in Italy for €1.7 million and realized a gain on sale of property of €0.1 million recognized in other operating income, net.

F-12

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Restructuring Costs

In November 2005, the Company approved a restructuring program in Italy to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. As of September 30, 2007 and 2006, €0.1 million and 1.2 million of the accrual for employee termination benefits was used, respectively to complete the program.

Note 9 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €3.5 million for the nine months ended September 30, 2007 and 2006, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.03 million for the nine months ended September 30, 2007 and 2006, respectively.

Note 10 – Deferred Tax Assets

In July 2007, the German Government adopted a new tax law effective January 1, 2008. Due to a reduction of the corporate income tax rate the Company has to recalculate tax losses carried forward which led to additional deferred tax expense of €1.2 million for the nine months ended September 30, 2007.

Note 11 – Subsequent Event

In November, one of the Company’s biggest US customers filed Chapter 11 with which the Company has €0.6 million trade receivables outstanding.

Note 12 – Reconciliation from IFRS as adopted to U.S. GAAP

a) As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations, to business combinations that occurred prior to the date of its transition to IFRS as adopted (January 1, 2004). As a result the carrying amount of goodwill under IFRS as adopted on January 1, 2004 is equal to the carrying amount under Dutch GAAP.

Under Dutch GAAP the Company continued to amortize goodwill and trademarks until the adoption of IFRS as adopted at January 1, 2004. Under U.S. GAAP, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, goodwill and other intangibles with an indefinite useful life are no longer amortized. This resulted in an additional two years of amortization of €1.5 million on goodwill and trademarks compared to U.S. GAAP. Subsequent changes in this difference result from foreign exchange rate fluctuations of the U.S. dollar against the euro.

b) Under U.S. GAAP the Company applied Approach 1 of the Emerging Issues Task Force (“EITF”) Abstract 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, in calculating the accumulated benefit obligation of its Italian severance pay statute (“Trattamento di Fine Rapporto”). Accordingly, the Company recorded the actuarial present value of the vested benefits to which the employee is entitled as if the employee separated immediately. Under IFRS as adopted the Company accounted for these severance obligations at the present value of the vested benefits based on the employee’s expected date of retirement.

c) Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”), requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 in fiscal 2006 resulting in a reduction of shareholders’ equity of €2.5 million due to the underfunded status of the Company’s retirement plans for the

F-13

HEAD N.V. AND SUBSIDIARIES

ITEM 1: FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

period ended September 30, 2007. Under IFRS there is no similar requirement to record the overfunded or underfunded amount on the balance sheet.

d) Under IFRS as adopted, cash-settled awards are measured at fair value at each reporting date and also require a company to estimate forfeitures. Additionally, under IFRS the date of grant criteria for certain awards were met earlier than under US GAAP, which results in a different measurement date.

e) The differences relating to income taxes include the deferred tax effects calculated on those differences that meet the definition of a temporary difference.

f) The difference resulted from foreign currency effects on goodwill, which results in a different exchange rate used to convert goodwill into the reporting currency (U.S. GAAP at historical rates; IFRS at actual rates).

The table below provides a reconciliation of net profit (loss) from IFRS as adopted to U.S. GAAP for the three and nine months ended September 30, 2007 and 2006, as well as a reconciliation of shareholders’ equity for the periods ended September 30, 2007 and December 31, 2006.

		For the Three Months ended September 30,		For the Nine Months ended September 30,
		2007	2006	2007	2006
			(Restated)		(Restated)
		(in thousands)		(in thousands)
Income (loss) for the period under IFRS as adopted		€4,136	€11,049	(11,897)	€1,130
Adoption of IAS 19 (Employee Benefits)	b)	(249)	--	(249)	--
Share-based compensation	d)	14	(9)	15	(3,789)
Deferred taxes on differences	e)	89	--	89	--
Net loss under U.S. GAAP		€3,989	€11,040	(12,042)	€(2,659)

		September 30,	December 31,
		2007	2006
		(in thousands)

Shareholders’ Equity under IFRS as adopted		€134,032	€155,888
Amortization of goodwill and trademarks	a)	1,492	1,606
Adoption of IAS 19 (Employee Benefits)	b)	(297)	(48)
Adoption of SFAS 158	c)	(2,450)	(2,450)
Share-based compensation	d)	--	(15)
Deferred taxes on differences	e)	748	659
Foreing Currency effect on Goodwill	g)	(531)	(491)
Shareholders’ Equity under US-GAAP		€132,994	€155,149

F-14

HEAD N.V. AND SUBSIDIARIES

ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots and snowboard products, tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis, other racquet sport and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.’s products are sold through some 29,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company’s strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company’s products after Europe.

Over the last six decades, the Company has become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company’s focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, the Company’s strategy includes an emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company continuously seeks means for reducing its fixed costs.

The Company generates revenues in its principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. It also receives licensing and royalty income. As many of its goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of its yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. Revenue from sales is generally recognized at the time of shipment.

The Company prepares its financial statements in euros. Because a substantial portion of its sales are recorded in U.S. dollars, changes in the exchange rate between U.S. dollars and the euro can affect the Company’s consolidated results. In addition, in certain markets (namely, the tennis ball market), the decline in the value of the U.S. dollar relative to the euro can increase price competition for goods sold in euros but produced in a U.S. dollar cost environment. For the first nine months of 2007, the value of the U.S. dollar declined by approximately 7% compared to the euro, based on the European Central Bank rates on December 29, 2006. As further set forth below, this decline in the relative value of the U.S. dollar had a material negative impact on the Company’s consolidated results for the period under consideration.

Business development

Winter Sports. Retail business for winter sports equipment was dramatically down in the 2006/07 winter season including the first months of 2007, as a result of poor snow conditions in Europe and parts of the US and also, the Company believes, as a result of evolving consumer behavior indicating a continuing trend towards a preference for rental equipment. The most recent GFK (a German market research group) reports showed the following declines for sales of alpine skis in units from April 2006 through March 2007 compared to the preceding 12 months: Austria down 20%, Switzerland down 23% and Germany down 29%. Based on our own market perceptions the trend is similar for sales of ski boots and ski bindings. SIA (“Snow Sports Industries America”) reported for the total season 2006/2007 a decline of sales in the ski market and the ski boot market by 6% for the US compared to the prior season. For other regions final market figures are not available, but

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HEAD N.V. AND SUBSIDIARIES

ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

the Company believes, based on its own experience and observation, that most European markets as well as Japan experienced a comparable market decline indicated by the GFK report. This market development caused higher inventory levels at the retail level at the end of the 2006/07 season. As a result, retailers placed significantly lower pre-season orders for the 2007/08 season. Sales of snowboard equipment reflected a similar development. A GFK survey for Austria reported a decline in units of pre-season bookings compared to last year of 30%. The pre-season bookings worldwide for both ski and snowboard equipment, the Company believes, have declined between 25% and 30% in units in 2007 compared to 2006.

Racquet Sports. Following a decline in the global market for racquet sales in 2006, the first six months of 2007 have seen favorable market developments. In the US, industry sales to retailers increased by 5% and 9% in units and revenues, respectively, driven by several new product launches. In Europe, the racquet market has shown similar strength with 6% and 7% increases, respectively. The worldwide tennis ball market showed just a slight increase in 2007. The US market increased by 1% versus the same period last year in both unit and value terms. Ball consumption in Europe was up substantially with an 18% increase in tennis ball volume. However, the market in value only increased by 2% in value, which indicates how price competitive the European ball market has become as a consequence of the strength of the Euro.

Diving. After a flat year in 2006, the worldwide diving market showed a growth in USA and Europe in 2007 while Asia remained flat. In the first nine months of 2007, Mares is continuing its positive trend of 2006 and increasing its market shares principally as a result of new advanced products, improved operations and strong performances by the US and European sales teams.

Results of Operations:

The following table sets forth certain consolidated income statement data:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2007	2006	2007	2006
		Restated		Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€92,805	111,946	€211,769	€243,485
Cost of sales	56,454	66,498	128,099	145,303
Gross profit	36,350	45,448	83,671	98,182
Gross margin	39.2%	40.6%	39.5%	40.3%
Selling and marketing expense	22,371	22,784	67,984	67,421
General and administrative expense	7,377	7,234	21,965	22,012
Share-based compensation expense (income)	(1,704)	(1,066)	339	226
Other operating income, net	(513)	(270)	(1,228)	(918)
Operating profit (loss)	8,819	16,767	(5,389)	9,441
Interest expense	(3,102)	(3,119)	(9,268)	(9,265)
Interest income	307	452	1,386	1,321
Other Non-operating income (expense), net	345	185	(338)	102

Income tax benefit (expense)	(2,233)	(3,236)	1,712	(469)
Profit (Loss) for the period	€4,136	11,049	€(11,897)	€1,130

F-II

HEAD N.V. AND SUBSIDIARIES

ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Three and Nine Months Ended September 30, 2007 and 2006

Total Net Revenues. For the three months ended September 30, 2007, total net revenues decreased by €19.1 million, or 17.1%, to €92.8 million from €111.9 million in the comparable 2006 period. This decrease was mainly due to lower sales volumes of our Winter Sports division. Also, the strengthening of the euro against the U.S. dollar contributed to the negative revenue development, principally by diminishing the euro value of US dollar-based sales, as well as intensifying price competition in the European tennis ball market.

For the nine months ended September 30, 2007, total net revenues decreased by €31.7 million, or 13.0%, to €211.8 million from €243.5 million in the comparable 2006 period. This decrease was due to principally lower volumes of sales by our Winter Sports division and the strengthening of the euro against the U.S. dollar.

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category:
Winter Sports	€48,921	€70,412	€69,620	€100,191
Racquet Sports	34,799	33,408	102,307	106,274
Diving	10,378	10,129	40,697	37,988
Licensing	1,365	1,190	5,130	5,922
Total revenues	95,463	115,139	217,753	250,376
Sales Deductions	(2,658)	(3,193)	(5,983)	(6,891)
Total Net Revenues	€92,805	€111,946	€211,769	€243,485

Winter Sports revenues for the three months ended September 30, 2007, decreased by €21.5 million, or 30.5%, to €48.9 million from €70.4 million in the comparable 2006 period. This decrease was due to significantly lower orders placed for winter sport products.

For the nine months ended September 30, 2007, Winter Sports revenues decreased by €30.6 million, or 30.5%, to €69.6 million from €100.2 million in the comparable 2006 period. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions globally in the winter season 2006/2007.

Racquet Sports revenues for the three months ended September 30, 2007, increased by €1.4 million, or 4.2%, to €34.8 million from €33.4 million in the comparable 2006 period. This increase was due to higher sales volumes in tennis racquets as a consequence of new product introductions, which were partially offset in euro value terms by the strengthening of the euro against the U.S. dollar.

For the nine months ended September 30, 2007, Racquet Sports revenues decreased by €4.0 million, or 3.7%, to €102.3 million from €106.3 million in the comparable 2006 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar in the reporting period, which diminished the euro value of US sales and intensified price competition in the European tennis ball market.

Diving revenues for the three months ended September 30, 2007, increased by €0.3 million, or 2.5%, to €10.4 million from €10.1 million in the comparable 2006 period despite a negative impact of the strengthening of the euro against the U.S. dollar in the reporting period.

For the nine months ended September 30, 2007, Diving revenues increased by €2.7 million, or 7.1%, to €40.7 million from €38.0 million in the comparable 2006 period. This increase was mainly driven by improved availability throughout the

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HEAD N.V. AND SUBSIDIARIES

ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

distribution chain on our broad variety of diving products and was negatively affected by the strengthening of the euro against the U.S. dollar in the reporting period.

Licensing revenues for the three months ended September 30, 2007, increased by €0.2 million, or 14.7%, to €1.4 million from €1.2 million in the comparable 2006 period.

For the nine months ended September 30, 2007, Licensing revenues decreased by €0.8 million, or 13.4%, to €5.1 million from €5.9 million in the comparable 2006 period, principally due to lower revenues recorded for the first quarter of 2007.

Sales deductions for the three months ended September 30, 2007, decreased by €0.5 million, or 16.8%, to €2.7 million from €3.2 million in the comparable 2006 period.

For the nine months ended September 30, 2007, sales deductions decreased by €0.9 million, or 13.2%, to €6.0 million from €6.9 million in the comparable 2006 period due to decreased sales.

GrossProfit. For the three months ended September 30, 2007, gross profit decreased by €9.1 million to €36.4 million from €45.4 million in the comparable 2006 period. Gross margin decreased to 39.2% in 2007 from 40.6% in the comparable 2006.

For the nine months ended September 30, 2007, gross profit decreased by €14.5 million to €83.7 million from €98.2 million in the comparable 2006 period. Gross margin decreased to 39.5% in 2007 from 40.3% in the comparable 2006 period. This decrease was due to lower sales and lower utilization of production capacity for winter sports products.

Selling and Marketing Expense. For the three months ended September 30, 2007, selling and marketing expense decreased by €0.4 million, or 1.8%, to €22.4 million from €22.8 million in the comparable 2006 period.

For the nine months ended September 30, 2007, selling and marketing expense increased by €0.6 million, or 0.8%, to €68.0 million from €67.4 million in the comparable 2006 period. This increase was mainly due to higher advertising costs for our sponsored professional ski racers, which were partly offset by lower commissions, shipment costs and selling expense as a consequence of decreased sales.

General and Administrative Expense. For the three months ended September 30, 2007, general and administrative expense increased by €0.1 million, or 2.0%, to €7.4 million from €7.2 million in the comparable 2006 period.

For the nine months ended September 30, 2007, general and administrative expense remained stable.

Share-based Compensation Expense (Income). For the three months ended September 30, 2007, we recorded €1.7 million of share-based compensation income for our Stock Option Plans compared to € 1.1 million in the comparable 2006 period, mainly due to the lower share price.

For the nine months ended September 30, 2007, we recorded €0.3 million of share-based compensation expense for our Stock Option Plans compared to € 0.2 million in the comparable 2006 period.

Other Operating Income, net. For the three months ended September 30, 2007, other operating income, net increased by €0.7 million to €0.9 million from €0.3 million in the comparable 2006 period due to sales of a diving brand and a nonconsolidated investment.

For the nine months ended September 30, 2007, other operating income, net increased by €0.7 million to €1.6 million from €0.9 million in the comparable 2006 period. This increase was due to the release of an accrual for possible environmental expenses related to the property in Estonia which we sold in 2005 and the sales of the Sporasub brand and of a nonconsolidated investment. This income was partly offset by lower foreign exchange gains.

Operating Profit (Loss). As a result of the foregoing factors, operating profit for the three months ended September 30, 2007, decreased by €7.9 million to €8.8 million from €16.8 million in the comparable 2006 period.

For the nine months ended September 30, 2007, an operating loss of €5.4 million was recorded compared to a profit of €9.4 million in the comparable 2006 period, reflecting a decline of €14.8 million in operating results.

Interest Expense. For the three and nine months ended September 30, 2007, interest expense changed insignificantly compared to the comparable 2006 periods.

F-IV

HEAD N.V. AND SUBSIDIARIES

ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Interest Income. For the three months ended September 30, 2007, interest income decreased by €0.1 million to €0.3 million from €0.4 million in the comparable 2006 period.

For the nine months ended September 30, 2007, interest income increased by €0.1 million to €1.4 million from €1.3 million in the comparable 2006 period due to higher interest rates.

Other Non-operating Income (Expense), net. For the three months ended September 30, 2007, other non-operating income, net increased by €0.1 million to €0.3 million from €0.2 million in the comparable 2006 period, mainly due to foreign currency loss.

For the nine months ended September 30, 2007, other non-operating income, net decreased by €0.4 million to an expense of €0.3 million from an income of €0.1 million in the comparable 2006 period, mainly due to foreign currency loss.

Income Tax Benefit (Expense). For the three months ended September 30, 2007, income tax expense was €2.2 million, a decrease of €1.0 million compared to income tax expense of €3.3 million in the comparable 2006 period. This decrease was due to lower pre-tax income. Additionally, €1.2 million of deferred tax expense were recorded as a result of the effect of the decrease in the German income tax rate on tax loss carry forwards.

For the nine months ended September 30, 2007, income tax benefit was €1.7 million, an increase of €2.2 million compared to an income tax expense of €0.5 million in the comparable 2006 period. This increase reflected the increase in pre-tax losses whose deductibility from future taxable profits is probable, and was partially offset by deferred income tax expense of €1.2 million as a result of the effect of the decrease in the German income tax rate on tax loss carry forwards.

Profit (Loss). As a result of the foregoing factors, for the three months ended September 30, 2007, we recorded a profit of €4.1 million, compared to €11.0 million in the comparable 2006 period. For the nine months ended June 30, 2007, we recorded a loss of €11.9 million compared to a profit of €1.1 million in the comparable 2006 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the nine months ended September 30, 2007, cash used for operating activities increased by €24.3 million resulting in a net cash outflow of €11.5 million compared to net cash generated by operating activities of €12.8 million in the comparable 2006 period. This decrease was due to lower cash from operations as a consequence of higher losses and a higher level of working capital, resulting mainly from substantially higher inventory levels and a substantially lower level of accounts payable. Our operative cash requirements, purchases of property, plant and equipment (net of proceeds) of €7.0 million and the repayment of capital to shareholders of €7.2 million in connection with the reduction of the nominal value of our shares were financed by sales of marketable securities and cash on hand.

As of September 30, 2007, we had €111.5 million of senior notes due 2014, €12.6 million in long-term obligations under a sale-leaseback agreement, a mortgage agreement due 2017 (including a short-term portion of €0.3 million) and €10.1 million in other long-term debt (including a short-term portion of €2.1 million) comprising secured loans in Italy, Japan and the Czech Republic. In addition, we used lines of credit with several banks in Austria and Japan, with drawdowns aggregating €22.1 million. No further credit on these lines is available.

As of September 30, 2007, we had €22.9 million in unrestricted cash on hand, compared to €40.4 million at December 31, 2006, and €14.8 million of available-for-sale financial securities mainly held in euro, compared to €17.8 million at December 31, 2006. €3.0 million of these securities are restricted for the temporary financing purposes of one of our subsidiaries.

We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs for the foreseeable future.

F-V